Montgomery, McCracken, Walker & Rhoads, llp

attorneys at law

Don E. Felice Admitted in Pennsylvania, New Jersey	123 South Broad Street Avenue of the Arts Philadelphia, PA 19109-1029 215-772-1500 Fax 215-772-7620	Direct Dial (215) 772-7385 dfelice@mmwr.com

October 26, 2012

Ms. Mary Cole

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Hirtle Callaghan Trust (“Registrant”)

File Nos.: 33-87762 and 811-08918

Post Effective Amendment No. 60

Dear Ms. Cole:

This correspondence is being provided to you in response to your comments (“Staff Comments”) communicated during our telephone conversation of October 9, 2012 with respect to Post Effective Amendment No. 60 to Registrant’s Registration Statement filed on August 29, 2012.

For your convenience, we have summarized our understanding of the Staff Comments in bold typeface and set forth our response in the following italicized text.

1.	You noted that the Principal Investment Strategies for the Value Equity and Institutional Value Equity Portfolios state that the Portfolios may invest in equity securities of mid capitalization companies and requested that Registrant provide the range of capitalization that it considers to be “mid capitalization” in this section.

Response:    The disclosure will be revised as requested.

2.	You stated that the Value Equity and Institutional Value Equity Portfolios state that the Portfolios may invest in option or futures contracts but that the risk disclosure in the corresponding Principal Risks section refers to “Derivative Risk” more generically. You requested that the risk disclosure be more specifically tailored to the particular instruments in which the Portfolios invest.

Response:    Registrant notes that the Principal Investment Strategy disclosure states that the Portfolios may invest in “other instruments including option and futures contracts, and similar instruments” and does not specifically limit derivative investments to merely options and futures. Further, Registrant believes that the specific risks associated with options and futures are those currently listed under the existing “Derivative Risk” heading. Registrant will modify the “Derivative Risk” disclosure by adding the phrase “including option and futures contracts,” but is reluctant to narrow the disclosure further.

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A LIMITED LIABILITY PARTNERSHIP FORMED IN PENNSYLVANIA

LOUIS A. PETRONI – NEW JERSEY RESPONSIBLE PARTNER

Montgomery, McCracken, Walker & Rhoads, llp

Ms. Mary Cole

October 26, 2012

3.	You noted that some of the Equity Portfolios, including the Value Equity Portfolio, list “Passive Investing Risk” as a Principal Risk but that there is no corresponding Principal Strategy disclosure.

Response:    As we discussed, the description of the passive investing strategies is included later in the prospectus as part of the disclosure regarding the investment selection process of the particular sub-adviser (“Specialist Manager”) that provides that service. Registrant will add disclosure to the Principal Investment Strategies sections that indicate that a portion of each such Portfolio may be managed using a passive or “indexing” strategy.

4.	You noted that the Principal Risk disclosure for the Real Estate Securities Portfolio includes “Small/Mid Cap Risk” and asked that capitalization ranges for these categorizations be included.

Response:    The disclosure will be revised as requested.

5.	You noted that the Principal Investment Strategies section for the Commodity Returns Strategy Portfolio states that the Portfolio may invest in commodity-linked derivative instruments, including swaps. You requested that the disclosure specify the specific kinds of swaps in which the Portfolio may invest and state that the Portfolio maintains liquid assets sufficient to cover the full notional value of any such swap positions.

Response:    The disclosure will be revised as requested.

6.	You also requested that Registrant confirm that no more than 25% of the Commodity Returns Strategy Portfolio’s derivative positions are positioned with any one particular counterparty.

Response:    Registrant confirms that no more than 25% of the Commodity Returns Strategy Portfolio’s derivative positions are positioned with any one particular counterparty.

7.	You requested that “Passive Investment Risk” be added to the Principal Risk Disclosure for the Emerging Markets Portfolio.

Response:    The disclosure will be revised as requested.

8.	You inquired as to whether as to whether Registrant believed that “High Yield Bond Risk” should be added as a Principal Risk for the Short-Term Municipal Bond Portfolio given the Principal Strategy disclosure that the Portfolio may invest in securities rated in the fourth highest rating category.

Montgomery, McCracken, Walker & Rhoads, llp

Ms. Mary Cole

October 26, 2012

Response:    As we discussed, generally, it is fixed income securities rated below the four highest rating categories that are considered to be “high yield” or “junk” bonds. Accordingly, Registrant does not believe that such disclosure would be appropriate.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (215) 772-7385.

Very truly yours,

/s/ Don E. Felice

Don E. Felice

cc:	Robert Zion
Colette Bull
Kristin Schantz